Exhibit 99.1

Envigado, February 24, 2025

CALL TO THE ORDINARY MEETING IN PERSON

GENERAL SHAREHOLDERS’ MEETING

Almacenes Éxito S.A. (the “Company”) informs the shareholders and the market in general that today it called the ordinary General Shareholders’ Meeting to be held in person on Thursday, March 27, 2025, 9:00 a.m., at the Company´s headquarters, located in Carrera 48 # 32 B Sur-139, Avenida Las Vegas, Envigado, Antioquia.

This announcement was published in the local newspaper El Colombiano. Information is provided below.

General Shareholders’ Meeting

Ordinary meeting in person

Almacenes Éxito S.A.

Call

The CEO of Almacenes Éxito S.A., using its powers and in accordance with Article 19 of the Company’s Bylaws, hereby summons the shareholders to the ordinary meeting of the General Shareholders’ Meeting to be held in person at the Company’s headquarters in Carrera 48 # 32 B Sur-139, Avenida Las Vegas, Envigado, Antioquia, on Thursday, March 27, 2025, at 9:00 a.m.

The proposed agenda is as follows:

1.	Quorum verification

2.	Reading and approval of the agenda

3.	Election of commissioners for scrutinies and for the review, approval and signing of the minutes of the meeting

4.	Reading of the CEO’S and Board of Directors’ management report for 2024

5.	Presentation of the separated and consolidated financial statements as of December 31, 2024

6.	Reading of the Statutory Auditor’s report of the separated and consolidated financial statements as of December 31, 2024

7.	Approval of the CEO’S and Board of Directors’ management report for 2024

8.	Approval of the separated and consolidated financial statements as of December 31, 2024

9.	Approval of the profit distribution proposal

10.	Approval of the bylaw’s amendment proposal

11.	Approval of amendments to the Rules of Procedure for the Company’s General Meeting of Shareholders

The Board of Directors and the managers shall refrain from submitting for consideration to the General Shareholders’ Meeting any point that has not been included in the agenda published in this call.

For exercising the right of inspection, as of March 4, all documents required by law will be available to shareholders, which may be consulted through a computer that will be available to shareholders, at the Company’s headquarters, Carrera 48 # 32 B Sur - 139, Avenida Las Vegas, in the municipality of Envigado, Antioquia. In order to ensure an organized inspection, shareholders are advised to follow the Instructions for the exercise of the right of inspection, which can be found on the corporate website https://www.grupoexito.com.co/es/Instructions-right-of-inspection.pdf

Likewise, and to facilitate informed decision-making by shareholders, all documents and proposals submitted for approval before the General Shareholders’ Meeting will be available on the corporate website www.grupoexito.com.co/en at the latest on February 27.

In relation to the agenda, and within five (5) common days following the publication of the call, in accordance with the provisions of paragraph third of Article 19 of the Bylaws, shareholders may ask questions, request additions or propose formulas for decisions on the items contained therein, for which purpose they must send them to the following e-mail address: asambleaexito@grupo-exito.com

Shareholders may choose to be represented by proxy granted in writing, which must comply with the requirements set forth in Article 184 of the Commercial Code. A template of said proxy is available to shareholders on the corporate website www.grupoexito.com.co/en

The proxies may not be granted to employees of Almacenes Éxito S.A., or to people related directly or indirectly to its management.

Juan Carlos Calleja Hakker

CEO Almacenes Éxito S.A.